April 30, 1997

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VIII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended March 31, 1997. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For  the  three  month  periods  ended  March 31, 1997  and  1996, total revenues  increased  2.5%  from  $409,415 to  $419,638  and  total  expenses increased 2.4% from $313,715 to $321,233. Equity in income of the real estate joint venture decreased 10.3% from $22,346 to $20,046. As a result, net income increased from $118,046 to $118,451 for the three month period ended March 31, 1997, as compared to the same period in 1996.
Rental revenue increased as a result of higher unit rental rates. Occupancy levels for the Partnership's five mini-storage facilities averaged 83.7% for the three month period ended March 31, 1997, and 85% for the same period in 1996. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $8,500 (3.4%) primarily as a result of higher yellow pages avertising costs, legal and professional and salaries and wages expenses, partially offset by lower repair and maintenance expenses. General and administrative expenses remained constant. Income from the real estate joint venture decreased primarily as a result of a non-recurring termination payment to the facility manager, partially offset by lower maintenance and repair expenses.

The General Partners will continue their policy of funding continuing improvement and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VIII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VIII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President